UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68974

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mystic Capital Markets Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

165 Madison avenue, Suite 402
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Curtis Weeks	678-679-8642	curtis@mysticcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren and Company, CPA's
(Name – if individual, state last, first, and middle name)

505 N Mur-Len Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Matthew Klossner___ _(signature)_ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Mystic Capital Markets Group___, as of ___December 31___, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> FRANKLIN ARCE
> Notary Public - State of New York
> NO. 01AR6444389
> Qualified in Kings County
> My Commission Expires Nov 28, 2026

Signature: _(signature)_

Title:
COO

Franklin Arce (signature)

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements Under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers Under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, Under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2022
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Mystic Capital Markets Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mystic Capital Markets Group, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mystic Capital Markets Group, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mystic Capital Markets Group, LLC's management. Our responsibility is to express an opinion on Mystic Capital Markets Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mystic Capital Markets Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Mystic Capital Markets Group, LLC's financial statements. The supplemental information is the responsibility of Mystic Capital Markets Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mystic Capital Markets Group LLC's auditor since 2018.

Olathe, Kansas
February 27, 2023

Mystic Capital Markets Group, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS:		
Cash	$	513,527
Prepaid insurance		1,000
Prepaid CRD		5,348
Total current assets		519,875
TOTAL ASSETS	$	519,875

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	9,348
Due to Parent		2,950
TOTAL LIABILITIES		12,298
MEMBER'S EQUITY		507,577
TOTAL LIABILITIES & MEMBER'S EQUITY	$	519,875

The accompanying notes are an integral part
of these financial statements.

2

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:		
Fee Revenue	$	1,017,876
Reimbursed Expense		-
Total revenues	$	1,017,876
OPERATING EXPENSES:		
Payroll expenses (related party)		631,083
Legal and professional fees		39,726
Legal and professional fees (related party)		1,200
Insurance (related party)		12,000
Rent (related party)		12,000
Regulatory fees		8,251
Computer and technology (related party)		1,800
Telephone (related party)		1,800
Business development (related party)		600
Office (related party)		300
Travel		-
Taxes and licenses		-
Total expenses		708,760
NET INCOME	$	309,116

The accompanying notes are an integral part
of these financial statements.

Mystic Capital Markets Group, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY, JANUARY 1	$	198,461
Net Loss		309,116
Distributions		-
MEMBER'S EQUITY, DECEMBER 31	$	507,577

The accompanying notes are an integral part
of these financial statements.

4

Mystic Capital Markets Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES:		
Net Income	$	309,116
Adjustments to reconcile net income to net cash		
provided by operating activities		
Increase in prepaid CRD		(1,174)
Increase in accounts payable and accrued expenses		1,577
Increase in Due to Parent		1,475
Net cash provided by operating activities		310,994
FINANCING ACTIVITIES:		
Distributions		-
Net cash used by financing activities		-
NET INCREASE IN CASH		310,994
CASH AT BEGINNING OF YEAR		202,533
CASH AT END OF YEAR	$	513,527

The accompanying notes are an integral part
of these financial statements.

5

Mystic Capital Markets Group, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

Mystic Capital Markets Group, LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective November 19, 2012. The Company is a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of Mystic Capital Advisors Group, LLC (the "Parent" and sole member).

The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, and fairness opinions/valuations.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Mystic Capital Markets Group, LLC
(A Limited Liability Company)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents (continued)

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Revenue Recognition

Revenues are recognized as earned, normally for services rendered and upon closing for placement transactions. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing, if applicable.

Income Taxes

The Company is a limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The member files income tax returns in the U.S. in both federal jurisdiction and state jurisdictions. The Company is no longer subject to U.S federal, state or local tax examinations by tax authorities for tax years before 2014.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $501,299 which was $496,229 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 2.45%.

Mystic Capital Markets Group, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

4. CONCENTRATIONS

For the period January 1, 2022 through December 31, 2022, the Company's revenue was earned from one customer.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 440) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2021.

6.SUBSEQUENTEVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

7. RELATED PARTY--DUE TO PARENT

The Company has an expense sharing arrangement with its member to pay certain expenses. Under this arrangement, the Company recorded $29,700 in expenses pursuant to the agreement and an additional $631,083 of payroll expense, and owes the parent $2,950 as of December 31, 2022.

Mystic Capital Markets Group, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2022

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	507,577
DEDUCTIONS AND/OR CHARGES:		
Prepaid Insurance		(1,000)
Prepaid CRD		(5,348)
NET CAPITAL	$	501,229
AGGREGATE INDEBTEDNESS-		
Accounts payable and accrued expenses		9,348
Due to parent		2,950
Total aggregate indebtedness	$	12,298
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	5,000
Excess net capital	$	496,229
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	205,599
Percentage of aggregate indebtedness to net capital		2.45%

There is no difference in the above computation and the Company's net capital, as reported in
the Company's Part IIA (unaudited) FOCUS report as of December 31, 2022.

Mystic Capital Markets Group, LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Mystic Capital Markets Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2022, in which Mystic Capital Markets Group, LLC met the exemption provisions throughout the most recent fiscal year without exception, by relying on Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5. Mystic Capital Markets Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mystic Capital Markets Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5.

Olathe, Kansas

February 27, 2023



MYSTIC CAPITAL MARKETS GROUP, LLC

Exemption Report

Mystic Capital Markets Group, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements; and advisory work including mergers and acquisitions, fairness opinions and strategic financial consulting. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Mathew Klossner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Authorized Signature

Chief Operating Officer
Title

February 23, 2023
Date

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913)782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Mystic Capital Markets Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Mystic Capital Markets Group, LLC is responsible form it's Form SIPC-7 and for it compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination of review engagement, the objective of which would be the expression of an opinion or conclusion, respectively on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement. This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone otherthan these spec ified parties.

Olathe, Kansas
February 27, 2023



SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68974 FINRA DEC

Mystic Capital Markets Group
165 Madison Ave., Suite 402
New York, NY 10016-5431

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curtis Weeks 678.679.8642

2. A.	General Assessment (item 2e from page 2)	$ 1,527
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 28, 2022 Date Paid	(0)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	1,527
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,527

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1527

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mystic Capital Markets Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 20 23.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,017,876

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 0

2d. SIPC Net Operating Revenues $ 1,017,876

2e. General Assessment @ .0015 $ 1,527

(to page 1, line 2.A.)

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